LI-CYCLE HOLDINGS CORP.

2351 Royal Windsor Dr. Unit 10

Mississauga, ON L5J 4S7

Canada

October 4, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Anuja A. Majmudar

Re:	Li-Cycle Holdings Corp. Registration Statement on Form F-1 File No. 333-259895

Dear Ms. Majmudar:

Reference is made to the Registration Statement on Form F-1 (File No. 333-259895) filed by Li-Cycle Holdings Corp. (the Company) with the U.S. Securities and Exchange Commission, as amended (the Registration Statement).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on October 5, 2021, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Sincerely, /s/ Ajay Kochhar
Name: Ajay Kochhar
Title: Chief Executive Officer

cc:	Paul M. Tiger, Esq.

Andrea M. Basham, Esq.

(Freshfields Bruckhaus Deringer US LLP)